UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________________

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February 2012

(Commission File No. 001-32305)

_______________________

CORPBANCA
(Translation of registrant’s name into English)

_______________________

Rosario Norte 660
Las Condes
Santiago, Chile
(Address of registrant’s principal executive office)

_______________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐	No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

On December 14, 2012, CorpBanca published on its web site its monthly interim financial results as of November 30, 2012, which are attached hereto as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

CORPBANCA (Registrant)

By:	/s/ Eugenio Gigogne
Name:	Eugenio Gigogne
Title:	Chief Financial Officer

Date: February 12, 2012

EXHIBIT INDEX

Exhibit	Description
99.1	Monthly interim financial results as of November 30, 2012.

Exhibit 99.1

CORPBANCA AND SUBSIDIARIES

Monthly Financial Report Summary
As of and for the month ended November 30, 2012

The interim financial information of CorpBanca as of and for the month ended November 30, 2012 has been published on our website in accordance with circular No. 18 of the Superintendency of Banks and Financial Institutions dated September 1, 2008.

The unaudited financial information included herein has been prepared in accordance with the generally accepted accounting principles in Chile and the regulations of the Superintendency of Banks and Financial Institutions.

CONSOLIDATED BALANCE SHEET (PRINCIPAL ITEMS) (1)
MCh$
Total loans	9,999,872
Total assets	13,319,933
Current accounts and demand deposits	987,185
Time deposits and savings accounts	7,411,276
Borrowings from financial institutions	902,126
Debt issued	1,890,062
Equity Attributable to:	979,657
Bank equity holders	927,029
Minority interest	52,628

CONDENSED CONSOLIDATED INCOME STATEMENT (2)
MCh$
Total operating revenue	405,047
Provisions for loan losses	(42,679)
Operating expenses	(228,204)
Operating income	134,164
Income attributable to investments in other companies	(71)
Income before taxes	134,093
Income taxes	(20,665)
Net income for the period	113,428
Bank equity holders revenue	113,642
Minority interest revenue	(214)

This financial information shall be considered provisional until the official figures are published by the Superintendency of Banks and Financial Institutions.

Juan Antonio Vargas Matta	Fernando Massu T.
Accounting Manager	Chief Executive Officer

(1)	On May 29, 2012, Corpbanca acquired a 51% equity interest in Banco Santander Colombia S.A. As of May 31, 2012, CorpBanca published its consolidated financial statements with Banco CorpBanca Colombia (formerly Banco Santander Colombia, S.A.).

(2)	Regarding the acquisition date, as of June 30, 2012 CorpBanca is including Banco CorpBanca Colombia results in its financial statements.